UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 3, 2015

uniQure N.V.

Jörn Aldag, Chief Executive Officer

Meibergdreef 61

Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine month periods ended September 30, 2014 and 2013.

Incorporated by reference as Exhibit 99.2 to this Report on Form 6-K are the Company’s unaudited financial statements for the nine month periods ended September 30, 2014 and 2013 (previously filed as Exhibit 99.2 on a Form 6-K dated December 1, 2014).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: March 3, 2015	By:	/S/ JÖRN ALDAG
Jörn Aldag
Chief Executive Officer

INDEX TO EXHIBITS

Number	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.2

Unaudited financial statements of the Company for the nine-month periods ended September 30, 2014 and 2013 (incorporated by reference to Exhibit 99.2 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2014).